UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

________________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. ____)*

Sunair Services Corporation

(Name of Issuer)

Common Stock, $.10 par value

(Title of Class of Securities)

867017105

(CUSIP Number)

December 20, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 867017105	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON/ S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DRU A. SCHMITT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 125,300
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,296,728
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,296,728
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.5%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 867017105	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Sunair Services Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

595 South Federal Highway, Suite 500
Boca Raton, Florida 33432

Item 2(a).	Name of Person Filing: Dru A. Schmitt

The securities are held by the DRU A. SCHMITT REVOCABLE TRUST U/A/D 10/20/97, of which Mr. Schmitt is the sole trustee and sole beneficiary.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

147 Coconut Palm Road
Boca Raton, FL 33432

Item 2(c).	Citizenship: United States

Item 2(d).	Title of Class of Securities: Common Stock, $.10 par value per share (the “Common Stock”)

Item 2(e).	CUSIP Number: 867017105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	[ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	[ ] A parent holding company or control person in accordance with

§240.13d-1(b)(1)(ii)(G).

(h)	[ ] A savings association is defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[ ] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 867017105	13G	Page 4 of 5 Pages

Item 4.	Ownership.

(a)            Amount beneficially owned:   1,296,728(1) shares of Common Stock.

(1) Includes 600,000 shares of Common Stock and 571,428 shares of Common Stock underlying warrants that are immediately exercisable, which were distributed to the reporting person upon the redemption of his limited partnership interests in Coconut Palm Capital Investors II, Ltd. ("Partnership"). The reporting person has granted a proxy to the general partner of the Partnership to vote all of such securities in its sole discretion at any meeting of the shareholders of the Issuer.

(b)	Percent of class:	9.5%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 125,300

(ii)	shared power to vote or to direct the vote: -0-

(iii)	sole power to dispose or to direct the disposition of: 1,296,728

(iv)	shared power to dispose or to direct the disposition of: -0-

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

CUSIP No. 867017105	13G	Page 5 of 5 Pages

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2006	By: /s/ Dru A. Schmitt

Dru A. Schmitt